SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Amendment No. 1 to

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James J. Clark, Esq. Stuart G. Downing, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby (Bermuda) Limited Canon’s Court 22 Victoria Street PO Box HM 1179 Hamilton HM 12 EX, Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,999,995	$5,810.00 **

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,666,666 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $7.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2015 issued by the Securities and Exchange Commission, equals $116.20 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,810.00 Form or Registration No.: Schedule TO-I	Filing Party: Global Sources Ltd. Date Filed: June 26, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ]           third-party tender offer subject to Rule 14d-1.
[X]           issuer tender offer subject to Rule 13e-4.
[    ]           going-private transaction subject to Rule 13e-3.
[    ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 26, 2015 (the “Schedule TO”) by Global Sources Ltd., a Bermuda company (the “Company”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by the Company to purchase for cash up to 6,666,666 of its issued and outstanding common shares, par value $0.01 per share (the “Shares”), at a price of $7.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and the accompanying Letter of Transmittal, dated June 26, 2015, previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 is being filed with the SEC to amend the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, Section 2 of the Letter of Transmittal and the Notice of Guaranteed Delivery by reducing from three NASDAQ trading days to two NASDAQ trading days the number of days between the date of receipt by the depositary of the notice of guaranteed delivery and the date of receipt by the depositary of the related share certificates.

Amendment to the Offer to Purchase

The Offer to Purchase and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The paragraph of Section 3 titled “Guaranteed Delivery” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Guaranteed Delivery.  If a shareholder desires to tender Shares into the Offer and the shareholder’s Share certificates are not immediately available or the shareholder cannot deliver the Share certificates to the depositary before the Expiration Date, or the shareholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the Expiration Date, the shareholder may nevertheless tender the Shares, provided that the shareholder satisfies all of the following conditions:

●	the shareholder makes the tender by or through an eligible guarantor institution;
●
the depositary receives by mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery in the form Global Sources has provided, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

●
the depositary receives the Share certificates, in proper form for transfer, or confirmation of book-entry transfer of the Shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an Agent’s Message, and any other documents required by the Letter of Transmittal, within two NASDAQ trading days after the date of receipt by the depositary of the notice of guaranteed delivery.”

The above amendment to the Offer to Purchase is hereby incorporated by reference into the Offer to Purchase.

Amendment to the Letter of Transmittal

The Letter of Transmittal and Item 11(b) of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Letter of Transmittal, are hereby amended and supplemented as follows:

The second paragraph of Instruction 2 titled “Guaranteed Delivery” in the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“Guaranteed Delivery.  If you cannot deliver your Shares and all other required documents to the depositary, or if your share certificates are not immediately available, by the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may tender your Shares pursuant to the guaranteed delivery procedure described in Section 3 of the Offer to Purchase by or through any eligible institution.  To comply with the guaranteed delivery procedure, you must:  (1) properly complete and duly execute a notice of guaranteed delivery substantially in the form provided to you by Global Sources, including (where required) a signature guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery; (2) arrange for the depositary to receive the notice of guaranteed delivery by the Expiration Date; and (3) ensure that the depositary receives the certificates for all physically-tendered Shares or book-entry confirmation of electronic delivery of Shares, as the case may be, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees or an Agent’s Message, and all other documents required by this Letter of Transmittal, within two Nasdaq National Market trading days after receipt by the depositary of such notice of guaranteed delivery, all as provided in Section 3 of the Offer to Purchase.”

Amendment to the Notice of Guaranteed Delivery

The Notice of Guaranteed Delivery is hereby amended and supplemented as follows:

The first paragraph on page 4 of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety as follows:

“The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an “Eligible Guarantor Institution”), guarantees the delivery of the Shares tendered hereby to the depositary, in proper form for transfer, or a confirmation that the Shares tendered hereby have been delivered under the procedure for book-entry transfer set forth in the Offer to Purchase into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal and any other required documents, all within two Nasdaq National Market trading days of the date hereof.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Name: Connie Lai Title: Chief Financial Officer

Dated: July 9, 2015